June 30, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Bernard Nolan

Re:	Novea Inc.
Request to Withdraw Offering Statement on Form 1-A

Ladies and Gentlemen:

Pursuant to Rule 259 promulgated under the Securities Act of 1933,Novea Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s offering statement on Form 1-A, File No. 024-10559  (the “Offering Statement”).

Sincerely,

Novea Inc.

/s/ Howard Nunn

CEO, President